BLOCKHOLD CAPITAL CORPORATION

6968 Professional Parkway

Sarasota, FL 34240

February 13, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Re:BlockHold Capital Corporation

Form 1-A Filing

File No. 024-12550

Ladies and Gentlemen:

BlockHold Capital Corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Qualification Request in relation to the Offering Statement on Form 1-A (Reg. No. 024-12550). The Company is in the process of amending the offering documents pursuant to verbal requests made by the Securities and Exchange Commission (the “Commission”). A new Qualification Request will be submitted once all comments have been cleared. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Bryan Luce

Bryan Luce

Principal Executive Officer